UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number: 001-34929

SodaStream International Ltd.

(Translation of Registrant’s Name into English)

Gilboa Street, Airport City

Ben Gurion Airport 70100, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐     No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

On February 25, 2015, SodaStream International Ltd. (the “Company”) issued a press release announcing its fourth quarter and full fiscal year results for the period ending December 31, 2014.  A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

In conjunction with the conference call being held on February 25, 2015, the Company also is releasing commentary from its Chief Financial Officer (attached to this Form 6-K as Exhibit 99.2) and a PowerPoint presentation with additional information (attached to this Form 6-K as Exhibit 99.3).

Other than as indicated below, the information in this Form 6-K (including in Exhibits 99.1, 99.2 and 99.3) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The condensed consolidated balance sheets, the International Financial Reporting Standards information contained in the condensed consolidated statements of operations and the condensed consolidated statement of cash flows contained in the press release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-195578, 333-190655 and 333-170299).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD. (Registrant)
Date: February 25, 2015	By:	/s/ Eyal Shohat
Eyal Shohat
Chief Corporate Development Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated February 25, 2015.

99.2	Commentary from the Chief Financial Officer of the Registrant.

99.3	PowerPoint presentation with additional information.